UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2006

                                 SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Spirent Communications plc
5 December 2006

                          Spirent Communications plc

                  Response to letter from Sherborne Investors

The Board of Spirent Communications plc ("Spirent" or the "Company") has noted the statement issued today by Sherborne Investors GP LLC ("Sherborne"). This statement makes a number of points that merit comment.

Points with which we agree

1. Strategy

We note that Sherborne has acknowledged that it has no alternative strategy to propose to shareholders than that already being implemented by your Board...."We
(Sherborne) believe it is unlikely that the Company's position will be greatly improved by new and radical strategic initiatives."

2. Corporate governance

We also note Sherborne acknowledges that...."The board structure that we
(Sherborne) have proposed is not in full compliance with the best practices prescribed by the Combined Code on Corporate Governance."

Points which we dispute

3. Company performance

Sherborne attempts to persuade you that Spirent is underperforming. The reality is that the Company is in transition against the background of very challenging industry conditions.

Furthermore,   Sherborne   misleads   shareholders  in  its  letter  as  to  the
profitability of our core Performance Analysis business. Sherborne states...."it is not healthy for a well-established business such as Performance Analysis to be unable to do much more than to break even with a sales level approaching GBP200 million per year." But the reference in the statement above is to an annualised level of sales and there is nothing in analysts' published expectations for the current year to support Sherborne's assertion. Performance Analysis reported an operating profit of GBP15.9 million on sales of GBP178.8 million for the year ended 31 December 2005.

4. Control

Sherborne states that it is not seeking "to control Spirent without paying a premium". But clearly it is. It proposes to replace Spirent's Chairman, the Chairman of the Audit Committee and the Chairman of the Remuneration Committee and appoint one further director. As a consequence, five of your existing directors would leave the Board. Sherborne would therefore have effective control of the Board. Furthermore, Mr Bramson admitted this objective at a meeting on 14 November 2006 when he rejected your Board's offer to allow him and one nominee to join the Board as it did not give him "sufficient control".

5. Turnaround approach

Having accepted your Board's strategy, Sherborne argues that it is better placed to implement its execution. But this is not the case for two key reasons.

First, Spirent is not the turnaround candidate Sherborne would have you believe. A huge amount has already been done by your Board that rescued the Company from near bankruptcy in late 2002, subsequently restructuring it into its current shape. What is required now is to balance ongoing cost reduction progress with investment in the core business to further strengthen Spirent's competitive position. This is not the task of a turnaround team.

Second, it is not the task of a turnaround team that lacks meaningful telecoms sector experience. Mr Bramson refers today to his chairmanship of Ampex as a key part of his experience. Yet Ampex is not directly in the telecoms sector. Mr Eastman was formerly an investment banker before joining Sherborne, not an experienced businessman who has led major enterprises. Furthermore, neither Mr Walker nor Mr Brindle appear able to claim any experience of managing businesses in this sector.

This lack of experience contrasts with the direct and relevant knowledge base that Spirent will lose if Sherborne's appointees are elected. The five non-executive directors who would leave the board in these circumstances have a strong track record running major businesses and proven experience that is directly relevant to the sector in which Spirent operates.

In summary

Much has been done in recent years to transform Spirent from a company in a precarious financial position to one that is poised to take advantage of this hard work and investment. Sherborne has little to add to the programme that is underway and instead is likely to cause considerable disruption at a key time.

John Weston, Chairman of Spirent, said:

"Sherborne's statement confirms that they have no alternative strategy for the Company and lack the relevant experience to run it better than the existing board. Sherborne's claimed turnaround skills are not relevant to the next stage of Spirent's development and their attempt to take control will, if successful, result in needless disruption. I encourage all shareholders to vote AGAINST the proposed resolutions."

For further information please contact:

Reg Hoare             Smithfield            +44 (0)20 7360 4900
Angus Maitland        Maitland              +44 (0)20 7379 5151


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of cus tomers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


END




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: December 5, 2006                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*